UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

OSI PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2% Convertible Senior Subordinated Notes due 2025
3% Convertible Senior Subordinated Notes due 2038
(Titles of Class of Securities)

671040 AF0
671040 AE3
671040 AG8
671040 AH6
(CUSIP Number of Class of Securities)

Barbara A. Wood, Esq.
Senior Vice President, General Counsel and Secretary
420 Saw Mill River Road
Ardsley, NY 10502
(914) 231-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:
Craigh Leonard, Esq.
Morrison & Foerster LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 468 8007

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$275,547,050	$19,647.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $115 million aggregate principal amount of the 2% Convertible Senior Subordinated Notes due 2025 at the purchase price of $1,002.67 per $1,000 of Notes outstanding as of June 15, 2010 and $160 million aggregate principal amount of the 3% Convertible Senior Subordinated Notes due 2038 at the purchase price of $1,001.50 per $1,000 of Notes outstanding as of June 15, 2010.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by OSI Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in connection with the Company’s Offer to Purchase for cash, on the terms and subject to the conditions set forth in the attached Offer to Purchase, dated June 17, 2010 (the “2% Notes Offer to Purchase”), relating to the 2% Convertible Senior Subordinated Notes due 2025 (the “2% Notes”) and the Offer to Purchase, dated June 17, 2010 (the “3% Notes Offer to Purchase” and, collectively with the 2% Notes Offer to Purchase, the “Offers to Purchase”), relating to the 3% Convertible Senior Subordinated Notes due 2038 (the “3% Notes” and, collectively with the 2% Notes, the “Notes”), any and all of the Company’s outstanding 2% Notes and 3% Notes, each at a price of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding the purchase date.

The 2% Notes Offer to Purchase and the 3% Notes Offer to Purchase are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO and the Offers to Purchase are intended to satisfy the filing and disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1.	Summary Term Sheet.

The information set forth in the section of each of the Offers to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is OSI Pharmaceuticals, Inc., a Delaware corporation. OSI Pharmaceuticals’ principal executive offices are located at 420 Saw Mill River Road, Ardsley, NY 10502. OSI Pharmaceuticals’ telephone number at such address is (914) 231-8000.

(b) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes” is incorporated herein by reference.

(c) The information set forth in the section of each of the Offers to Purchase entitled “Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes — 3.4. Market for the Notes and the Common Stock” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The Company is the filing person and the subject company. The Company’s address and telephone number are set forth in Item 2 above. The information set forth in the section of each of the Offers to Purchase entitled “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The following sections of each of the Offers to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference.

•	“Summary Term Sheet”;

•	“Important Information Concerning the Purchase Right — Section 3 — Information Concerning the Notes”;

•	“Important Information Concerning the Purchase Right — Section 4 — Procedures to Be Followed by Holders Electing to Tender Notes for Purchase”;

•	“Important Information Concerning the Purchase Right — Section 5 — Right of Withdrawal”;

•	“Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds”;

•	“Important Information Concerning the Purchase Right — Section 7 — Cancellation of Notes Acquired”;

•	“Important Information Concerning the Purchase Right — Section 8 — Certain Changes Related to the Tender Offer Completion and the Merger”;

•	“Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”;

•	“Important Information Concerning the Purchase Right — Section 12 — Certain United States Tax Considerations”;

•	“Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities”; and

•	“Important Information Concerning the Purchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates.”

(b) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”, “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities”, and “Important Information Concerning the Purchase Right — Section 11 — Purchases of Notes by the Company and its Affiliates” is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) See “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities”

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a), (b) and (c)(1)-(10) The information set forth in each of the Offers to Purchase under “Summary Term Sheet”; “Important Information Concerning the Purchase Right — Section 1 — Information Concerning the Company”; “Important Information Concerning the Purchase Right — Section 3.1 — The Company’s Obligation to Purchase the Notes”; “Important Information Concerning the Purchase Right — Section 7 — Cancellation of Notes Acquired”; “Important Information Concerning the Purchase Right — Section 8 — Certain Changes Related to the Tender Completion and the Merger” and “Important Information Concerning the Purchase Right — Section 13 — Additional Information” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

(b) Not applicable

(c) Not applicable

(d) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 6 — Payment for Tendered Notes; Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

(b) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 14 — No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) and (b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in each of the Offers to Purchase under “Important Information Concerning the Purchase Right — Section 1 — Information Concerning the Company”; “Important Information Concerning the Purchase Right — Section 9 — Interests of Directors, Executive Officers and Affiliates of the Company in the Notes”; “Important Information Concerning the Purchase Right — Section 10 — Agreements Involving the Company’s Securities” and “Important Information Concerning the Purchase Right — Section 13 — Additional Information” is incorporated herein by reference.

(b) The information set forth in the 2% Notes Offer to Purchase and the 3% Notes Offer to Purchase, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated hereto by reference.

Item 12.	Exhibits.

Exhibit
No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010
(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010
(d)(1)	Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.
(d)(2)	Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OSI Pharmaceuticals, Inc.

By:	/s/ Barbara A. Wood
Name:     Barbara A. Wood

Title:	Senior Vice President, General Counsel and Secretary

Date: June 17, 2010

EXHIBIT INDEX

Exhibit
No.	Description of Document

(a)(1)(A)*	2% Notes Offer to Purchase, dated June 17, 2010
(a)(1)(B)*	3% Notes Offer to Purchase, dated June 17, 2010
(d)(1)	Indenture, dated December 21, 2005, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on December 28, 2005 (file no. 000-15190), and incorporated herein by reference.
(d)(2)	Indenture, dated January 9, 2008, by and between OSI Pharmaceuticals, Inc. and The Bank of New York Mellon (formerly known as The Bank of New York), filed by the Company as an exhibit to the Form 8-K filed on January 15, 2008 (file no. 000-15190), and incorporated herein by reference.

*	Filed herewith